UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The McGraw-Hill Companies, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

580645109

(CUSIP Number)

Jeff Davis
Vice-President and Associate General Counsel
Ontario Teachers’ Pension Plan Board
5650 Yonge Street, 3rd Floor
Toronto, Ontario M2M 4H5
Canada
(416) 228-5900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580645109	13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 5,460,662 shares (See Item 5.)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5.)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,460,662 shares (See Item 5.)
WITH	10	SHARED DISPOSITIVE POWER -0- (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,460,662 shares (See Item 5.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ (See Item 5.)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (See Item 5.)
14	TYPE OF REPORTING PERSON EP

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 1, 2011 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 22, 2011 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $1.00 per share, of The McGraw-Hill Companies, Inc., a New York corporation (the "Issuer"). This is the final amendment to the Schedule 13D and constitutes an "exit filing" for Ontario Teachers’ Pension Plan Board ("Teachers’").

Item 2.                                Identity and Background.

Paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation.  Teachers’ is a pension plan that invests and manages the pension funds of active and retired teachers in Ontario, Canada.  In connection therewith, Teachers’ enters into investment management arrangements with certain investment management firms from time to time.  Teachers’ has entered into such an arrangement with JANA Partners LLC, a Delaware limited liability company (“JANA”), pursuant to which JANA holds certain Shares in a managed account on behalf of Teachers’.  Under the terms of such arrangement, JANA has sole discretion to vote and dispose of all securities managed by JANA on behalf of Teachers’, including the Shares.  Separately, Teachers’ owns Shares in its own account which it manages in its sole discretion.

As a result of Teachers’ prior and continued consultation with JANA with respect to its investment in the Issuer, Teachers’ and JANA may be deemed to be a “group” for purposes of the Securities Exchange Act of 1934 (the “Act”).  Although Teachers’ does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act.  Teachers’ expressly disclaims beneficial ownership of securities held by JANA, whether or not in connection with Teachers’ and JANA’s investment management arrangement, or any other person or entity other than, to the extent of any pecuniary interest therein.  The securities reported herein as being beneficially owned by Teachers’ do not include any securities held by JANA or any other person or entity and reflect only the accounts under Teachers’ sole management and control.  Any disclosures made herein with respect to persons or entities other than Teachers’ are made on information and belief after making inquiry to the appropriate party.

Paragraph (f) of Item 2 of the Schedule 13D is hereby supplemented with an amended Schedule A attached hereto. Each of the persons listed on Schedule A hereto is a citizen of Canada with the exception of Calum McNeil, Olivia Steedman and Jo Taylor who are citizens of the United Kingdom.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 5,460,662 Shares reported herein by Teachers’ were acquired at an aggregate purchase price of approximately $108 million.  The source of the funds used to purchase such Shares was the pension fund managed by Teachers’, which includes income from the fund’s investment portfolio and contributions from members of the pension plan administered by Teachers’.

Item 5.                                Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) to Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by Teachers’ is based upon 275,977,562 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2011.

As of the close of business on February 3, 2012, Teachers’ beneficially owns 5,460,662 Shares, constituting approximately 2.0% of the Shares outstanding.  Of the 5,460,662 Shares beneficially owned by

Teachers’, 11,951 Shares were held by third party investment advisers trading on behalf of Downsview Managed Account Platform Inc. (“DMAP”), a wholly-owned direct subsidiary of Teachers’.  Upon information and belief, JANA, as of the close of business on February 3, 2012, may be deemed to beneficially own an additional 7,684,087 Shares, constituting approximately 2.8% of the Shares outstanding.  Accordingly, as of the close of business on February 3, 2012, Teachers’ and JANA, in aggregate, may be deemed to beneficially own 13,144,749 Shares, constituting approximately 4.8% of the Shares outstanding.

(b) Teachers’ has sole voting and dispositive powers over 5,460,662 Shares, which power is exercised by Teachers’.

(c) Information concerning transactions in the Shares effected by Teachers’ during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

 (e) February 3, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2012

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:   /s/ Melissa Kennedy

Name:  Melissa Kennedy
Title:  Senior Vice-President

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board

Name	Residence or Business Address	Occupation or Employment
Rod Albert (Board member)	566 Rosebank Road South Pickering, ON M3B 3R4	Director of Board
Patricia Anderson (Board member)	108 Roxborough Drive Toronto, ON M4W 1X4	Director of Board
Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Barbara Palk (Board member)	4 Douglas Drive Toronto, ON M4W 2B3	Director of Board
Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
David W. Smith (Board member)	37 Byrton Road Toronto, ON M5P 1V1	Director of Board
Dan Sullivan (Board member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Director of Board
Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Jacqueline Beaurivage	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Head of Enterprise Project Management
Russ Bruch	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of Teachers’
Jason Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income of Teachers’
Andrew Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
James Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Strategy & Innovation of Teachers’
Jeff Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Associate General Counsel of Teachers’
Stephen Dowd	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Infrastructure of Teachers’
Kevin Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Volatility & Strategy of Teachers’
Steve Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment IT Architecture of Teachers’
Maryam Ghiai	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Service Delivery of Teachers’
Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers’
Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of Teachers’

Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Opportunities of Teachers’
Dan Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations of Teachers’
Tony Kalvik	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Operations of Teachers’
Melissa Kennedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Corporate Secretary and Sr. Vice-President, Corporate Affairs, of Teachers’
Wayne Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers’
Leslie Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Active Equities of Teachers’
Jim Leech	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers’
Rosemarie McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers’
David McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers’
Calum McNeil	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President Financial & Management Reporting of Teachers’
Marcia Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President Human Resources of Teachers’
Ron Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income and Alternative Investments of Teachers’
Jennifer Newman	5650 Yonge Street, 6th Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Operations of Teachers’
Phil Nichols	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers’
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers’
Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Research & Risk of Teachers’
Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of Teachers’
William Royan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers’
Lino (Lee) Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Long-Term Equities of Teachers’
Glen Silvestri	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
Olivia Steedman	5650 Yonge Street, 7th Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers’
Jo Taylor	Leconfield House 4th Floor, Curzon Street London, England W1J 5JA	Vice-President and Senior Representative, London Office
Michael Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers’
George Wong	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Compliance, Analytics, Performance & Data Management of Teachers’
Barbara Zvan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset Mix & Risk & Chief Investment Risk Officer of Teachers’

SCHEDULE B

Transactions in the Issuer in the Last 60 Days

Teachers’

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($USD)
December 23, 2011	(65,000)	44.75
January 4, 2012	(86,408)	45.20
January 5, 2012	(63,592)	45.42
January 6, 2012	(47,086)	45.87
January 31, 2012	(103,252)	46.39
January 31, 2012	(12,241)	46.01
February 1, 2012	(334,452)	45.89
February 2, 2012	(335,063)	46.00
February 3, 2012	(292,242)	46.40
February 3, 2012	(51,382)	46.41

DMAP

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($USD)
January 25, 2012	10,898	47.07
January 26, 2012	(10,336)	46.98
January 27, 2012	(560)	46.80
January 27, 2012	(565)	46.95
January 31, 2012	8,156	45.85
January 31, 2012	562	46.91
February 1, 2012	1,617	45.86
February 2, 2012	1,617	45.99
February 3, 2012	562	46.43